December 19, 2007

Mail Stop 4561

By U.S. Mail and facsimile to (989)354-8839

Amy E. Essex
Chief Financial Officer
First Federal of Northern Michigan Bancorp, Inc.
100 S. Second Avenue
Alpena, Michigan 49707

**Re: First Federal of Northern Michigan Bancorp, Inc.
          Form 10-KSB filed March 02, 2007
          File No. 000-31957**

Dear Ms. Essex:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise the above referenced document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the period ended December 31, 2007

Exhibit 13, 2006 Annual Report

Note 1, Summary of Significant Accounting Policies

Intangible Assets, page 13

1.   We note you have recorded core deposit intangibles with respect to the purchase of
        certain branches that have a net carrying amount of $966,000 as of December 31, 2006 as
        stated in Note 6, Intangible Assets. Please provide us with the analysis you made,
        including the authoritative accounting literature that supports your accounting for these
        branches acquisitions as businesses under paragraph of SFAS 141. Refer in your
        response to the following guidance:

        •   EITF 98-3 which provides guidance on determining whether an asset group
            constitutes a business

        •   The factors in paragraph 210.11.01(d) of Regulation S-X for determining whether a
            lesser component of an entity constitutes a business.

2.   We refer to the exclusive contract with BCBS with an assigned value of $597,000
        recorded as intangible assets as a result of the ICA acquisition in 2003.   We note the
        retirement of the former owner of ICA in May 2005 and the termination of the exclusive
        third-party contract with BCBS in January 2006 resulted in a reduction in the
        amortization period of the exclusive contract from twenty years to five years. Please
        provide us with the following information:

        •   Provide us with the analysis that supports your conclusion that the decrease in future
            cash flows related to these two events warranted a 75% reduction in the amortization
            period during a seven-month period under paragraph 14 of SFAS 142.

        •   Tell us why these material reductions in expected future cash flows were not
            considered permanent impairments to the intangible asset based on the recognition
            and measurement provisions for recording impairment losses in paragraphs 7 to 24 of
            SFAS 144.   Consider in your response that after the exclusive contract was
            terminated in January 2006 the Company is unable to add new groups to collect
            override commission on health premiums related to BCBS.

        •   Tell us why the retirement of the former owners of ICA and the termination of the
            exclusive contract with BCBS has not resulted in impairment to the customer lists
            intangibles with a carrying amount of $1.102 million that were recorded as a result of
            the acquisition of ICA or subsequently purchase from ICA.

- Tell us how you considered the expected reduction in future cash flows resulting from the termination of the exclusive contract with BCBS and the loss of the former owner of ICA in your SFAS 142 impairment testing regarding the $1.4 million of goodwill recorded as part of the ICA acquisition. Consider in your response the following:

  o The two events resulted in a 75% reduction in the amortization period of your contract with BCBS that impact expected future cash flows from the ICA operations.

  o Your statement with respect to impairments to goodwill in the "Impairment of Intangible Assets" section of Management's Discussion and Analysis that a material change to the third party contract could result in an impairment to goodwill.

Form 10-Q for the period ended September 30, 2007

Note 1, Summary of Critical Accounting Policies, page 7

3. We refer to the "Financial Accounting Standard Number 159" section that states the Company early adopted SFAS 159 as of January 1, 2007 for certain investment securities and advances totaling 11% of your securities portfolio to improve your net interest margin and reduce interest rate risk, thereby recording a one-time pre-tax charge to retained earnings of $460,000 in 2007. Please revise the interim financial statements for 2007 to reverse the adoption of SFAS 159 which does not appear to be substantive and consistent with the disclosure objectives of SFAS 159 considering the following:

- The Company's early adoption for the purpose of improving your net interest margin is not consistent with the objectives stated in paragraph 1 of SFAS 159;

- The subsequent disposition of the investments that were fair valued upon adoption of SFAS 159 with no income statement impact; and

- The Company's decision to not elect the fair value option on a going forward basis for newly purchased financial instruments is not consistent with the objectives of SFAS 159 to expand the use of fair value measurements in periods subsequent to adoption.

*   *   *

Closing Comments

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.   Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and responses to our comments.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Edwin Adames (Senior Staff Accountant) at (202) 551-3447 or me at (202) 551-3492 if your have any questions regarding these comments.

Sincerely,

John P. Nolan
Accounting Branch Chief